

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Steve Smith
Chief Financial Officer
Live Current Media Inc.
10801 Thornmint Rd., Suite 200
San Diego, CA, 92127

> **Re: Live Current Media Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2022**
> **File No. 333-266177**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Lichtenfels at 202-551-4457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Cu